

January 23, 2018

Efraim Grinberg
Chief Executive Officer
Movado Group, Inc.
650 From Road, Ste. 375
Paramus, New Jersey 07652-3556

Re: Movado Group, Inc.
      Form 10-K for the Fiscal Year Ended January 31, 2017
      Filed March 20, 2017
      File No. 1-16497

Dear Mr. Grinberg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Notes to Movado Group, Inc.'s Consolidated Financial Statements

Consolidated Statements of Comprehensive Income, page 52

1. Please revise in future filings to present a total for other comprehensive income. Please refer to ASC 220-10-45-1Ab.

Note 1 – Significant Accounting Policies

Collaborative Arrangement, page 60

2. Please tell us the nature and purpose of your collaborative arrangements, your rights and obligations under the arrangements and the amounts attributable to transactions arising from the collaborative arrangements between participants for each year presented. If collaborative arrangements are material, please provide the disclosures required by ASC 808-10-50-1 in future filings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ta Tanisha Meadows, Staff Accountant at (202) 551-3322 if you have questions regarding our comments or related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Sallie A. DeMarsilis, Chief Financial Officer